Exhibit (a)(5)(i)

This announcement is neither an offer to exchange nor a solicitation of an offer to exchange Foster Wheeler shares (as defined below). The Offer (as defined below) is being made solely pursuant to the Prospectus (as defined below), the related Letter of Transmittal (as defined below) and any amendments and/or supplements thereto and is being made to all holders of Foster Wheeler shares. The Offer is not being made to (and no tenders will be accepted from or on behalf of) holders of Foster Wheeler shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with applicable law. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of AMEC plc and AMEC International Investments BV by one or more registered brokers and dealers licensed under the laws of such jurisdiction.

Notice of Offer to Exchange

Each Registered Share

of

Foster Wheeler AG

for

$16.00 in Cash and 0.8998 new ordinary shares or American depositary shares,

each representing one (1) ordinary share

of

AMEC plc

(which tendering Foster Wheeler shareholders may elect to receive as $32.00 in cash or 1.7996 new ordinary shares or American depositary shares, each representing one (1) ordinary share of AMEC plc)

Subject in Each Case to Proration

AMEC plc (“AMEC”), a company organised under the laws of England and Wales, through AMEC International Investments BV, a company organised under the laws of the Netherlands and a direct wholly-owned subsidiary of AMEC plc, is offering to acquire all of the issued and to be issued registered shares, par value CHF3.00 per share (“Foster Wheeler shares”), of Foster Wheeler AG (“Foster Wheeler”) in exchange for cash or AMEC securities (as defined below), upon the terms and subject to the conditions set forth in the prospectus forming part of the registration statement on Form F-4, file number 333-199116, as amended and/or supplemented (the “Prospectus”) and the related letter of transmittal for use in accepting the Offer (as defined below) in respect of Foster Wheeler shares, as amended and/or supplemented, (the “Letter of Transmittal”, which, together with the Prospectus and any amendments and/or supplements thereto, collectively constitute the “Offer”).

AMEC, through AMEC International Investments BV, is offering to exchange for each Foster Wheeler share validly tendered and not properly withdrawn the right to receive a combination of (i) $16.00 in cash and (ii) 0.8998 AMEC securities (in the form of ordinary shares of AMEC, nominal value £0.50 per share (“AMEC shares”), or AMEC American depositary shares each representing one (1) AMEC share (“AMEC ADSs” and together with the AMEC shares, “AMEC securities”)). The Offer will allow for a “mix and match” election, whereby tendering Foster Wheeler shareholders may elect to receive, for each Foster Wheeler share tendered, either:

(i)                  $32.00 in cash, without interest (the “Cash Consideration”); or

(ii)               1.7996 AMEC securities (the “Share Consideration”) (in the form of AMEC shares or AMEC ADSs, at the election of the tendering Foster Wheeler shareholders),

subject in each case to proration as described in the section of the Prospectus entitled “The Offer — Terms of the Offer — Mix and Match Election and Proration”.

The aggregate amount of cash to be paid and the aggregate number of AMEC securities to be issued pursuant to the Offer, respectively, are fixed. Depending on the elections made by other tendering Foster Wheeler shareholders, a tendering Foster Wheeler shareholder may receive a proportion of cash and/or AMEC securities that is different from what such tendering Foster Wheeler shareholder elected. At the closing of the Offer, the amount of each type of consideration available to tendering Foster Wheeler shareholders will be proportionate to the level of acceptance by Foster Wheeler shareholders. If the available amounts of each type of consideration are sufficient to satisfy the election of the tendering Foster Wheeler shareholders at the closing of the Offer, such shareholders will receive the type of consideration elected for each share tendered. If the elections result in an oversubscription of the pool of cash or AMEC securities available to be paid or issued pursuant to the Offer, certain proration procedures (as agreed by the parties in the implementation agreement dated 13 February 2014, and amended by the letter agreement dated 28 March 2014, the deed of amendment dated 28 May 2014 and the deed of amendment dated 2 October 2014, between AMEC and Foster Wheeler (referred to together as the “Implementation Agreement”)) for allocating cash and AMEC securities among tendering Foster Wheeler shareholders will be followed by the exchange agent. Tendering Foster Wheeler shareholders who make no election will receive the type of consideration that is not oversubscribed, which will depend on the valid elections of tendering Foster Wheeler shareholders. The exchange ratio in relation to the securities portion of the Offer consideration is fixed and will not vary, regardless of any fluctuations in the market price of either AMEC securities or Foster Wheeler shares. Therefore, the dollar value of the AMEC securities that holders of Foster Wheeler shares will receive upon completion of the Offer will depend on the market value of AMEC shares and the exchange rate of pounds sterling to US dollars at the time of completion.

Except as set forth below, neither AMEC nor AMEC International Investments BV will pay any fees or commissions to any broker or other person soliciting tenders of Foster Wheeler shares pursuant to the Offer. A holder of Foster Wheeler shares will not have to pay any transaction fees or brokerage commissions if such holder tenders the Foster Wheeler shares directly to American Stock Transfer & Trust Company, LLC, which is acting on behalf of AMEC International Investments BV as exchange agent for the Foster Wheeler shares (the “exchange agent”). If a holder’s Foster Wheeler shares are held through a financial intermediary and such holder’s financial intermediary tenders its Foster Wheeler shares on the holder’s behalf, the financial intermediary may charge such holder a fee for doing so and the holder should consult its financial intermediary to determine whether any charges will apply. In addition, certain fees and expenses may be payable by the holder of Foster Wheeler shares in connection with the cancellation of Foster Wheeler shares.

AMEC will pay reasonable and customary fees plus reimbursement of reasonable out-of-pocket expenses of the exchange agent and Georgeson Inc., which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer.

THE OFFER, AND THE RIGHT TO WITHDRAW FOSTER WHEELER SHARES TENDERED IN THE OFFER, WILL EXPIRE AT 11:59 P.M. NEW YORK CITY TIME ON 4 NOVEMBER 2014 (4:59 A.M. LONDON TIME ON 5 NOVEMBER 2014; 5:59 A.M. ZUG TIME ON 5 NOVEMBER 2014) (THE “EXPIRATION TIME”) UNLESS THE EXPIRATION TIME IS EXTENDED. THERE WILL BE NO SUBSEQUENT OFFERING PERIOD.

AMEC’s obligation through AMEC International Investments BV to accept for payment or pay for any Foster Wheeler shares tendered pursuant to the Offer is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions (some of which have been satisfied, as noted below):

•                  the approval by AMEC shareholders at an extraordinary general meeting to be held on 23 October 2014 of the acquisition of Foster Wheeler and any such resolutions as may be required for the purposes of the listing rules of the UK Listing Authority (the “UKLA”), and as may be required by applicable law or regulation to issue the AMEC securities;

•                  (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (ii) the issuance of a decision by the European Commission clearing the acquisition of Foster Wheeler under the relevant European competition regulations; (iii) the receipt of antitrust clearance in certain other jurisdictions; and (iv) the receipt of approval from the Committee on Foreign Investment in the United States (“CFIUS”);

•                  the receipt of valid acceptances for at least 80 per cent. of the Foster Wheeler shares by the expiration of the Offer, referred to as the minimum tender condition, which may be waived down by AMEC to 66 2/3 per cent.;

•                  the absence of a material adverse effect on Foster Wheeler;

•                  the approval by Foster Wheeler shareholders at an extraordinary general meeting (which was held on 10 July 2014) of amendments to the 10 per cent. transfer restriction and the 10 per cent. voting limitation contained in Foster Wheeler’s articles of association to remove such restriction and limitation with respect to any shareholder who, together with its affiliates, acquires more than two thirds of Foster Wheeler’s issued and outstanding shares in a successful public tender offer; and either (i) the registration of the approved amendments of Foster Wheeler’s articles of association with the competent commercial register; or (ii) the granting of an exception by Foster Wheeler’s Board of Directors (“Foster Wheeler’s Board”) with the agreement of Foster Wheeler and AMEC from the transfer restrictions and voting limitations in relation to the Foster Wheeler shares acquired by AMEC or its direct wholly-owned subsidiary in the Offer and in the case of either (i) or (ii) no other transfer restrictions or voting limitations having been introduced or resolved to be introduced in the articles of association of Foster Wheeler;

•                  Foster Wheeler’s Board having passed resolutions to register AMEC and its affiliates in the Foster Wheeler share register as shareholders with voting rights in respect of all Foster Wheeler shares acquired or to be acquired in the Offer with effect from the closing of the Offer (or, if applicable, to register, or maintain the registration of, the clearing nominees in the Foster Wheeler share register as shareholders with voting rights in respect of all Foster Wheeler shares such clearing nominees hold on behalf of AMEC and/or its affiliates with effect from the closing of the Offer), subject to (i) the amendments of Foster Wheeler’s articles of association being approved by Foster Wheeler’s shareholders and the amendment being registered in the commercial register; (ii) AMEC and/or its affiliates (or, if applicable, the clearing nominees) being exempt from the transfer restriction and voting limitation contained in Foster Wheeler’s articles of association pursuant to the amendments referred to in (i); and (iii) all conditions to the Offer (other than this condition and the foregoing condition) being satisfied or waived;

•                  (i) the resignation of the current Foster Wheeler Board members, with the exception of the two directors to be appointed as non-executive directors of AMEC (the “New Directors”), effective following the completion of the Offer; (ii) the election by Foster Wheeler shareholders of the directors nominated by AMEC for election to Foster Wheeler’s Board of Directors at an extraordinary general meeting of Foster Wheeler to be effective from the date on which all conditions to the Offer, except for sub paragraph (iii), are satisfied; and (iii) either (a) the New Directors having entered into, and not subsequently having terminated, mandate agreements subject only to, and with effect from, the closing of the Offer or (b) the registration of the directors nominated by AMEC in the Swiss commercial register;

•                  the absence of any governmental action that would make acceptance for payment of Foster Wheeler shares in the Offer illegal or otherwise prohibit or prevent completion of the Offer, or which would require AMEC to meet any condition that would have a material adverse effect on AMEC;

•                  the registration statement on Form F-4, of which the Prospectus forms a part, and the registration statement on Form F-6 registering the AMEC ADSs each having been declared effective under the Securities Act and the absence of any stop order or proceedings initiated by the SEC for that purpose with respect thereto;

•                  the admission of the new AMEC shares to be issued in the Offer or underlying the AMEC ADSs to be issued in the Offer to the premium listing segment of the Official List of the UKLA (the “Official List”) and the admission to trading of the new AMEC shares on the London Stock Exchange’s main market for listed securities becoming effective in accordance with the current admission standards or (if AMEC so determines and subject to the consent of Foster Wheeler) the UKLA agreeing or confirming its decision to admit such shares to the premium listing segment of the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Offer otherwise becoming or being declared unconditional in all respects;

•                  the AMEC ADSs having been authorised for listing on either NASDAQ or the New York Stock Exchange; and

•                  the Implementation Agreement not having been validly terminated.

All of the conditions to the Offer are set forth in the section of the Prospectus entitled “The Offer — Conditions to the Offer”. The conditions to the Offer are for the benefit of AMEC and, to the extent legally permitted, may be waived by AMEC (either in whole or in part) at any time prior to the end of the Offer period (subject to certain restrictions in the Implementation Agreement). Notice of any such waiver will be given in the manner prescribed by applicable law.

As referred to above, the following conditions have been satisfied and are no longer applicable:

•                  the receipt of CFIUS and all antitrust approvals required for the closing of the Offer;

•                  the approval by Foster Wheeler shareholders of amendments to the 10 per cent. transfer restriction and 10 per cent. voting limitations contained in Foster Wheeler’s Articles of Association (as described above); and

•                  Foster Wheeler’s board having passed resolutions to register AMEC and its affiliates in the Foster Wheeler share register as a shareholder with voting rights in respect of all Foster Wheeler shares acquired or to be acquired in the Offer.

If, following completion of the Offer, AMEC has, directly or indirectly, acquired or controls at least 90 per cent. of the issued Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a squeeze-out merger under Swiss law exists, it will initiate a squeeze-out merger pursuant to article 8, paragraph 2 and article 18, paragraph 5 of the Swiss Merger Act (“Squeeze-Out Merger”), whereby Foster Wheeler will be merged with and into a wholly-owned, direct or indirect subsidiary of AMEC International Investments BV organised under Swiss law (with such Swiss subsidiary of AMEC International Investments BV being the surviving entity). Remaining Foster Wheeler shareholders who do not tender their Foster Wheeler shares in the Offer will, as part of such Squeeze-Out Merger, be compensated (in cash or otherwise) as required pursuant to article 8, paragraph 2 of the Swiss Merger Act. However, in no event will they receive any shares of the surviving entity. Pursuant to the Swiss Merger Act, the amount or value of such compensation must be adequate, but such amount or value may be different in form and/or value from the consideration that Foster Wheeler shareholders receive in the Offer.

AMEC reserves the right to waive the 80 per cent. minimum tender condition down to 66 2/3 per cent. Therefore, Foster Wheeler shareholders will not know at the time they make their decision to tender their shares the exact percentage of the Foster Wheeler shares AMEC, directly or indirectly, will own after the completion of the Offer, but they will know that, if the Offer closes, such percentage will be at least 66 2/3 per cent. of the Foster Wheeler shares.

If the minimum tender condition is satisfied but less than 90 per cent. of the issued Foster Wheeler voting rights are controlled, directly or indirectly, by AMEC after completion of the Offer, it may not be able to unilaterally initiate a Squeeze-Out Merger immediately following completion of the Offer. However, it may use all legally permitted methods under Swiss law to obtain the remaining outstanding Foster Wheeler voting rights after the Offer, including by engaging in (i) one or more corporate restructuring transactions, such as a contribution of assets, businesses or shareholdings into Foster Wheeler in connection with a capital increase of Foster Wheeler by contribution in kind, whereby the pre-emptive rights of the remaining shareholders would be withdrawn and new Foster Wheeler shares would be issued to AMEC (or its contributing affiliate), or (ii) purchases of Foster Wheeler shares from minority Foster Wheeler shareholders. For any such transaction, the form and amount of the consideration to be paid could be different from the consideration offered pursuant to the Offer. US shareholders would participate in these transactions on the same terms as non-US shareholders, including Swiss shareholders. It is possible that some of these transactions, such as the Squeeze-Out Merger, a transfer of assets or a statutory merger or demerger, may be considered a ‘‘going private’’ transaction within the meaning of Rule 13e-3 under the Exchange Act, unless an exemption applies. If an exemption does not apply, such transaction would be subject to US federal securities laws (including Rule 13e-3) and AMEC would be required to file a Schedule 13E-3 with the SEC that would describe, among other things, the reasons for the ‘‘going private’’ transaction, the relationship of the parties involved, the source(s) of financing, the process used to determine the valuation or price paid to minority shareholders and detailed disclosures as to the fairness of any such transaction to minority shareholders. Under the General Corporate Law of the State of Delaware (“DGCL”), upon the acquisition and control of a majority of issued Foster Wheeler shares, if Foster Wheeler were a Delaware-incorporated company, AMEC would be permitted to effect a second-step merger, enabling it to acquire the remaining Foster Wheeler shares not tendered in the Offer. However, the DGCL does not apply to Foster Wheeler because it is a Swiss-incorporated company, rather than a Delaware-incorporated company.

AMEC has not yet determined which method or methods it would use to acquire the remaining outstanding Foster Wheeler shares if, after completion of the Offer, it has not acquired or does not control 90 per cent. of the issued Foster Wheeler voting rights. However, in making such a determination, AMEC will consider a number of factors, including the number of Foster Wheeler shares tendered into the Offer, the number of remaining minority shareholders (including the means legally available in a particular jurisdiction to enable AMEC to acquire all of the outstanding Foster Wheeler shares in that jurisdiction), additional due diligence in respect of Foster Wheeler and any applicable law.

A holder of Foster Wheeler shares on the books and records of Foster Wheeler may tender such Foster Wheeler shares to the exchange agent by delivering to the exchange agent a properly completed and duly executed letter of transmittal, with all applicable signature guarantees from an eligible guarantor institution, before the expiration of the Offer.

A holder of Foster Wheeler shares held through a financial intermediary in book-entry form may tender such Foster Wheeler shares by instructing the financial intermediary to arrange for a participant of The Depository Trust Company (“DTC”) holding the Foster Wheeler shares in its DTC account to tender the Foster Wheeler shares in the Offer to the exchange agent by means of delivery through the book-entry confirmation facilities of DTC of such Foster Wheeler shares to the DTC account of the exchange agent, together with an agent’s message acknowledging that the tendering holder has received and agrees to be bound by the Letter of Transmittal, before the expiration of the Offer. Holders should comply with the dates communicated to them by the financial intermediary as they may differ from the dates and times noted in the Prospectus.

AMEC will cause AMEC International Investments BV to extend the period of time for which the Offer is open until all the conditions to the Offer have been satisfied or, to the extent legally permitted, waived. However, neither AMEC nor AMEC International Investments BV will be required to extend the Offer beyond 4 November 2014, except in limited circumstances, as provided for in the Implementation Agreement. If AMEC and AMEC International Investments BV extend the Offer, AMEC and/or AMEC International Investments BV will notify the exchange agent by written or oral notice confirmed in writing and also make an announcement to that effect to NASDAQ by no later than 9:00 a.m. New York City time on the next “US business day”, being any day other than a Saturday, Sunday or federal holiday, after the scheduled expiration date of the Offer. AMEC and/or AMEC International Investments BV will announce any extension of the Offer by AMEC International Investments BV by issuing a press release including on the Dow Jones News Service and the Regulatory News Service of the London Stock Exchange. During an extension, any Foster Wheeler shares validly tendered and not properly withdrawn will remain subject to purchase in the Offer and subject to the right of each holder to withdraw the Foster Wheeler shares that such holder has previously tendered. If AMEC and AMEC International Investments BV extend the period of time during which the Offer is open, the Offer will expire at the latest time and date to which the Offer is extended.

No later than 9.00 a.m. New York City time on the next US business day after the scheduled expiration date of the Offer (including any extension thereof) AMEC and/or AMEC International Investments BV will make a public announcement stating: (i) that all conditions to the Offer, including the minimum tender condition, have been satisfied or, to the extent legally permitted, waived and declaring the Offer unconditional; or (ii) that the conditions to the Offer have not been satisfied or, to the extent legally permitted, waived, and that, accordingly, the Offer has been unsuccessful. AMEC and/or AMEC International Investments BV will announce the final results of the Offer as promptly as practicable after the scheduled expiration date of the Offer.

Upon the expiration of the Offer, including any extension thereof, AMEC will cause AMEC International Investments BV to accept for exchange and will exchange all Foster Wheeler shares validly tendered and not properly withdrawn pursuant to the terms of the Offer. There will not be a subsequent offering period. Therefore, Foster Wheeler shareholders who wish to tender their Foster Wheeler shares into the Offer and receive Offer consideration must tender their Foster Wheeler shares prior to the Expiration Time. Following the completion of the Offer, any remaining, non-tendering Foster Wheeler shareholder will be a minority shareholder of Foster Wheeler. For a further discussion see “Risk Factors — Risks related to the Offer — The Offer may adversely affect the liquidity and value of non-tendered Foster Wheeler shares” and “Risk Factors — Risks related to the Offer — If AMEC initiates a Squeeze-Out Merger under Swiss law, remaining Foster Wheeler shareholders will have their shares cancelled upon completion of the Squeeze-Out Merger” and “— Effect of the Offer on the Market for Foster Wheeler Shares” in the Prospectus.

Foster Wheeler shares tendered for exchange during the initial offering period, including any extensions thereof, may be withdrawn at any time prior to the expiration of the Offer (including any extensions thereof) and at any time after the expiration of the Offer until AMEC International Investments BV accepts Foster Wheeler shares for exchange. Once AMEC International Investments BV accepts Foster Wheeler shares for exchange pursuant to the Offer, holders will not be able to withdraw any tendered Foster Wheeler shares. Holders may not rescind a withdrawal. If a holder withdraws tendered Foster Wheeler shares, they will be deemed not validly tendered for the purposes of the Offer. However, holders may re-tender withdrawn Foster Wheeler shares at any time before the expiration of the Offer. If a holder tendered his Foster Wheeler shares by delivering a letter of transmittal to the exchange agent, he may withdraw his Foster Wheeler shares by delivering to the exchange agent a properly completed and duly executed notice of withdrawal, guaranteed by an eligible guarantor institution (if the letter of transmittal required a signature guarantee) before the expiration of the Offer or before AMEC International Investments BC accepts the Foster Wheeler shares for exchange. If a holder tendered his Foster Wheeler shares by means of the book-entry confirmation facilities of DTC, he may withdraw his Foster Wheeler shares by instructing his financial intermediary, broker, dealer, commercial bank, trust company or other entity through which he holds his Foster Wheeler shares to cause the DTC participant through which his Foster Wheeler shares were tendered to deliver a notice of withdrawal to the exchange agent through the book-entry confirmation facilities of DTC prior to the expiration of the Offer.

If the conditions to the Offer referred to above have been satisfied or, to the extent legally permitted, waived, AMEC will cause AMEC International Investments BV to accept for exchange and will exchange all Foster Wheeler shares that have been validly tendered (or defectively tendered, provided that such defect has been waived by AMEC through AMEC International Investments BV) and not properly withdrawn pursuant to the terms of the Offer and procure the delivery of cash and AMEC securities for the account of the tendering holders promptly after AMEC and AMEC International Investments BV announce that the conditions to the Offer have been satisfied or, to the extent legally permitted, waived, and the Offer is declared unconditional. No fractional AMEC securities will be issued to Foster Wheeler shareholders in the Offer. Under no circumstances will interest be paid on the exchange of Foster Wheeler shares, regardless of any delay in making the exchange or any extension of the Offer.

AMEC International Investments BV will determine questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tendered Foster Wheeler shares in its sole discretion and AMEC International Investments BV’s determination will be final and binding. AMEC International Investments BV reserves the right to reject any and all tenders of Foster Wheeler shares that it determines are not in proper form or the acceptance for exchange of which may be unlawful. No tender of Foster Wheeler shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. AMEC International Investments BV’s interpretation of the terms and conditions of the Offer, including the acceptance forms and instructions thereto, will be final and binding. There shall be no obligation on AMEC International Investments BV, the information agent, the exchange agent or any person acting on its or their behalf to give notice of any defects or irregularities in any acceptance or notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notification. AMEC International Investments BV reserves the right, in accordance with applicable law, to permit a holder of Foster Wheeler shares to accept the Offer in a manner other than as set out above.

Upon expiration of the Offer, if the conditions to the Offer referred to above have been satisfied or, to the extent legally permitted, waived, the consideration payable to tendering Foster Wheeler shareholders whose Foster Wheeler shares are accepted for exchange will be calculated by the exchange agent, subject to proration, as described in the Prospectus. AMEC securities will be issued to and cash will be paid to tendering shareholders promptly following proration. Tendering Foster Wheeler shareholders who elect to receive AMEC ADSs will receive AMEC ADSs after the AMEC shares underlying the AMEC ADSs have been delivered to Deutsche Bank Trust Company Americas, the AMEC depositary.

Payment for Foster Wheeler shares validly tendered by registered holders with a properly completed and duly executed Letter of Transmittal, and all applicable signature guarantees from an eligible guarantor institution, will be made by way of a check for the applicable amount of cash consideration to which you are entitled, subject to proration. Payment for Foster Wheeler shares validly tendered by book-entry holders through book-entry confirmation facilities will be made by crediting the account of the financial intermediary holding the Foster Wheeler shares on your behalf with DTC. The exchange agent will deliver the applicable amount of cash consideration to DTC, which will further allocate the applicable amount of cash consideration to the account of the DTC participant who tendered the Foster Wheeler shares on your behalf.

In addition, the exchange agent will deliver to each Foster Wheeler shareholder who would be entitled to receive a fraction of an AMEC security (after aggregating each of all fractional AMEC shares and AMEC ADSs issuable to such Foster Wheeler shareholder in the Offer), cash (without interest) in an amount representing such Foster Wheeler shareholder’s proportionate interest in the net proceeds from the sale of the aggregate number of such AMEC securities that would otherwise be issued.

AMEC shares may be held in either certificated or uncertificated form. A registered holder of Foster Wheeler shares who validly tenders such Foster Wheeler shares with a properly completed and duly executed Letter of Transmittal, and all applicable signature guarantees from an eligible guarantor institution, will receive the AMEC shares to which such holder is entitled in uncertificated form, unless certificated shares are requested. If a book-entry holder of Foster Wheeler shares validly tenders such Foster Wheeler shares by means of delivery through the book-entry confirmation facilities of DTC, the exchange agent will cause the applicable number of AMEC shares to be delivered to DTC and will further allocate the applicable number of AMEC shares to the account of the DTC participant who tendered the Foster Wheeler shares on such holder’s behalf. If certificated AMEC shares are requested, definitive share certificates in respect of these new AMEC shares will be issued in the name of the applicable holder and such certificates will be mailed to the address specified on the Letter of Transmittal.

If a holder of Foster Wheeler shares validly tenders such Foster Wheeler shares to the exchange agent and elects to receive AMEC securities in the form of AMEC ADSs, AMEC will issue the AMEC shares in respect of the Foster Wheeler shares accepted for exchange in the Offer and deposit such AMEC shares with the AMEC depositary, and the AMEC depositary will then issue AMEC ADSs representing such AMEC shares. Unless certificated receipts are specifically requested by such holder, all AMEC ADSs will be issued in book-entry form as part of the Direct Registration System maintained by DTC, and the exchange agent will cause the applicable number of AMEC ADSs to be registered in your name and you will receive a Direct Registration statement confirming registration. If certificated receipts are requested, receipts will be issued in the name of the applicable holder and such receipts will be mailed to the address specified on the Letter of Transmittal.

Further detail on the settlement of the Offer is available in the Prospectus under “The Offer — Settlement of the Offer”.

The receipt of cash in the Offer will be taxable for US federal income tax purposes, and the receipt of AMEC securities (whether in the form of AMEC shares or AMEC ADSs) in the Offer may be taxable for US federal income tax purposes. Holders should consult their own tax advisors as to the particular tax consequences to them of the Offer and the ownership and disposition of the AMEC securities, including any consequences arising under US state and local, non-US and other tax laws.

Further detail on the US federal income tax consequences of the Offer is available in the Prospectus under “Material Tax Consequences — Material US Federal Income Tax Considerations”.

There will be no subsequent offering period, therefore Foster Wheeler shareholders should ensure that they tender any Foster Wheeler shares in the Offer, or take such steps as are necessary in connection with the delivery of a Notice of Guaranteed Delivery, prior to the Expiration Time.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Prospectus and is incorporated herein by reference.

The information contained in this advertisement is a summary only. The Prospectus and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance or for copies of the Prospectus, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at AMEC’s expense.

If you have questions, need assistance or require copies of the offer documents, please contact the Information Agent:

Georgeson Inc.

480 Washington Boulevard
26th Floor
Jersey City, NJ 07310

All Shareholders Call Toll-Free:
+1 (888) 206 5896

7 October 2014